UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
Mail Stop 04-05


      						June 6, 2005

Via facsimile and U.S. Mail

Mr. Michael J. Mauceli
Manager
Reef Oil & Gas Partners LLC
1901 N. Central Expressway, Suite 300
Richardson, Texas  75080

Re:  	Reef Global Energy Ventures II
	Amendment No. 1 to Registration Statement on
      Form S-1
      Filed May 5, 2005
	File No. 333-122935

Dear Mr. Mauceli:

      We have limited our review of the above-referenced filing and the information included in your fax to the staff on April 21, 2005, to the comments we issue in this letter. We have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

General

1. We note your response to prior comment 3. Please provide us with copies of related correspondence with the NASD, and notify us once you receive their approval for the underwriting compensation.

2. We note your response to prior comment 4, but we continue to believe that the reference to "minimized" additional risks lacks balance given the statistics we cite in that comment. Please further revise to address our concerns in that regard.

3. We refer you to the first paragraph on page D-2 of Appendix D.
Obtain a "will" opinion from counsel, or explain to us why counsel is unable to render such an opinion.

Unit Purchase Program - page 23

4. Clarify that you are obligated to purchase units presented to you in the circumstances you describe, and make clear that you will comply with all applicable federal securities laws in that regard. We note your response to prior comment 6.

Draft Sales Literature

5. With regard to the draft sales literature, please confirm that all material information in the literature also appears in your prospectus. We also have the following comments:

* We refer you to the section entitled "Putting Your Investments in
Projects That Produce." Explain in necessary detail the "access to numerous developmental exploitation opportunities" to which you refer, and indicate for us where this information appears in the prospectus.
* Provide us with objective, supplemental support for the statistics and ranking information that appears throughout the document.
* We refer you to the section entitled "Your Investment Is Our Investment" and your assumption that the partnership is "fully funded at $200,000,000." Expand your discussion to explain the consequences if less than $200,000,000 is raised. For example, disclose in detail the amount you intend to invest if the partnership is less than fully funded.
* We refer you to the flyer entitled "Distributions to Investor Partners in Reef Global Energy Ventures Partnerships." To provide more balanced disclosure, it appears that "investor capital" also should appear in that table.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Melinda Kramer at (202) 551-3726 or Timothy
Levenberg, Special Counsel, at (202) 551-3707 with any questions.

								Sincerely,




								H. Roger Schwall
								Assistant Director

cc:	Kathleen Henry, Esq.
	Baker & McKenzie

	Melinda Kramer
	Timothy Levenberg

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Mr. Michael J. Mauceli
Reef Global Energy Ventures II
June 6, 2005
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